FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________).

Enclosure:

Interims results for the six months ended 30 June 2002

Interim results for the six months ended 30 June 2002
Highlights:
Enquiries:
Chairman’s statement
Overview
Smallpox vaccines
Smallpox vaccine production
Research and development (“R&D”) update
Manufacturing facility
Employees
Financial review
ACAM2000 revenue outlook
Interim results for the six months ended 30 June 2002
Group profit and loss account
Group statement of total recognised gains and losses
Interim results for the six months ended 30 June 2002
Group balance sheet
Reconciliation of movements in Group shareholders’ funds
Interim results for the six months ended 30 June 2002
Group cash flow statement
Analysis of net funds
Interim results for the six months ended 30 June 2002
Reconciliation of operating loss to net cash in/(out) flow from operating activities
Notes
Independent review report to Acambis plc
Directors’ responsibilities
Review work performed
Review conclusion
SIGNATURE

Interim results for the six months ended 30 June 2002

Cambridge, UK and Cambridge, Massachusetts – 18 September 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its interim results for the six months ended 30 June 2002.

Highlights:

Smallpox vaccine
–	First doses of final, filled and kitted smallpox vaccine produced for US stockpile
–	Two successful trials of ACAM1000 smallpox vaccine

–	Successful Phase I trial in comparison with Dryvax® announced recently
–	Results of second successful Phase I trial announced today

–	Phase II dose-ranging study of ACAM1000 initiated
–	IND filed for Phase I trial of ACAM2000 smallpox vaccine

Vaccine development
–	Arilvax® paediatric trial progressing well
–	Successful second Phase II trial of ChimeriVax-JE
–	ChimeriVax-Dengue Phase I trial nearing completion
–	ChimeriVax-West Nile pre-clinical vaccine data to be presented at ICAAC conference on 27 September 2002
–	C. difficile plasmapheresis trial underway
–	Trials of HolaVax-ETEC strains about to commence

Finance
–	Revenue for the period increased to £12.9m (2001 – £3.1m)
–	Cash increased to £28.2m (2001 – £19.7m)
–	Profitability expected for full year

Dr John Brown, Chief Executive Officer of Acambis, said:

“I am delighted to report that the first doses of final, filled and kitted smallpox vaccine have been produced for the US stockpile. This is a major milestone for the Company. We have also achieved a series of successful clinical trial results. Profitability is now within our sights and Acambis is in a great position for continued growth.”

-ends-

An analyst meeting and conference call will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the conference call will be available from the end of the meeting until midnight on Wednesday, 25 September. To access this, use the following telephone numbers: from the UK (020) 8288 4459; from the US +1 703 736 7336; and from outside the UK or the US, +44 (0) 20 8288 4459. The pin code for the call is 462592. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available on the site until midnight on Friday, 18 October.

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300
Gordon Cameron, Chief Financial Officer Financial Dynamics Jonathan Birt/Fiona Noblet	Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 494 1339 +44 (0) 20 7831 3113
MacDougall BioCommunications Doug MacDougall/Kari Lampka	+1 (508) 647 0209

Chairman’s statement

Overview

I am delighted to report that we have achieved a major milestone with the production of the first doses of final, filled and kitted smallpox vaccine for the US Centers for Disease Control and Prevention (“CDC”) stockpile and have also completed two Phase I trials of our ACAM1000 vaccine that showed the vaccine is immunogenic and well tolerated. We are conducting an intensive programme of clinical trials not only for the smallpox vaccines but also for the other vaccines undergoing clinical development.

Smallpox vaccines

Acambis’ new smallpox vaccines are based on the same vaccinia virus strain, the New York City Board of Health strain, that was licensed in the US and used for routine immunisation in the US and in the global eradication of smallpox in the 1970s. As these vaccines are being manufactured in two different cell lines under Acambis’ US Government contracts, they are treated as two different products and clinical trial programmes are being conducted for each. The vaccines are known as ACAM1000, which is being produced under the contract dating from September 2000, and ACAM2000, which applies to the second contract dating from November 2001, and is being produced in conjunction with Baxter.

ACAM1000

We recently announced results from a Phase I trial of our ACAM1000 smallpox vaccine that showed the vaccine is immunogenic and well tolerated. We have also now completed an open-label Phase I trial, which builds on the results of the first trial.

The first trial tested the safety, tolerability and immunogenicity of ACAM1000 in comparison with Dryvax®, the smallpox vaccine that was widely used during the worldwide smallpox eradication programme and for routine immunisation in the US. In the 60-subject, randomised, double-blind trial, 30 subjects were given the standard dose of Dryvax® and 30 were given an equivalent dose of ACAM1000.

The currently accepted indication of protective immunity in the case of smallpox vaccination is development of a pock-mark on the skin, known as a “take”. This was the primary endpoint for the trial. A “take” was seen within 10 days after vaccination in 100% of ACAM1000 subjects and 97% of Dryvax® subjects. Response rates following ACAM1000 and Dryvax® were not significantly different. No serious or unexpected adverse events were reported in the ACAM1000 group, whereas one subject in the Dryvax® group developed a non-healing pock at the site of vaccination.

The second trial was an open-label Phase I study in which 70 subjects were given ACAM1000 to provide more data on the vaccine’s safety and immunogenicity. The trial reinforced the results seen in the first Phase I trial, with 100% of subjects developing a “take” within 10 days after vaccination and no serious adverse events. In total, therefore, 100 previously unvaccinated subjects have received ACAM1000 and all of them experienced a vaccine “take”.

Our objective in developing a new smallpox vaccine, using modern methods for manufacture, is to match as closely as possible the clinical activity of the original vaccine, Dryvax®. The results of these initial clinical trials give us confidence that we will meet that objective.

We have initiated a Phase II dose-ranging study of the vaccine to compare the safety, tolerability and immunogenicity of three dose levels of ACAM1000, with Dryvax® being used as a control.

ACAM2000

We have filed an Investigational New Drug application (“IND”) with the US Food and Drug Administration (“FDA”) and plan to begin a Phase I trial of ACAM2000 shortly. This trial is a randomised, double-blind study in healthy volunteers aged 18 to 29 years who have not previously been vaccinated with a smallpox vaccine. It will compare ACAM2000 with ACAM1000 and Dryvax®. As with the Phase I and Phase II trials of ACAM1000, the primary endpoint is a “take”.

Phase III trials for both ACAM1000 and ACAM2000 are planned for 2003.

Smallpox vaccine production

Under our two contracts with the US Government agency, the CDC, we are in the process of producing 209 million doses of smallpox vaccine using modern, cell-culture techniques. This comprises 155 million doses of ACAM2000 and 54 million doses of ACAM1000.

Under the terms of our contracts with the CDC, we have strict confidentiality obligations that restrict our ability to give details on the status, quantity or timing of delivery of smallpox vaccine. This is for security reasons, since the products we are supplying are intended to form part of the US National Pharmaceutical Stockpile to protect its citizens from a potential bioterrorist attack.

However, we are able to state that significant progress has been made towards achieving our contractual objectives. The first doses of final, filled and kitted smallpox vaccine have been produced for the stockpile and the CDC is fully supportive of both programmes and of the progress made to date. Our ability to provide additional information on the timing of further vaccine deliveries is likely to be restricted for security reasons, although we are able to provide some revenue guidance to assist investors (see “ACAM2000 revenue outlook” below).

Research and development (“R&D”) update

We have continued to make good progress with our vaccine development programmes during the period. We now have eight vaccines in clinical development, and anticipate starting trials of our second smallpox vaccine shortly and our West Nile vaccine early next year. During the next 18 months we expect to see considerable activity from our clinical trials programme, with more than 20 clinical trials scheduled to take place.

Arilvax®

We are currently conducting a 1,050 subject paediatric trial in Peru of Arilvax®, a yellow fever vaccine. This trial is to generate the additional data on the vaccine required by the FDA. We have already recruited more than 700 subjects and aim to complete recruitment by November. Following completion of this trial, we expect to be submitting a biologics license application to the FDA in the first half of 2003.

ChimeriVax-JE

In February, we announced successful results from a second Phase II trial of our ChimeriVax-JE vaccine against the mosquito-borne viral disease Japanese encephalitis. The trial showed that ChimeriVax-JE was well tolerated at all the dose levels tested, and 98% of subjects developed JE-neutralising antibodies within one month of vaccination. Also, a single dose of ChimeriVax-JE was shown to be as immunogenic as two doses of vaccine, reinforcing our confidence that this is an ideal vaccine for travellers.

A further Phase II study in 200 healthy adults is scheduled to begin around the end of the year. The trial, to be conducted in Australia, will provide additional safety and efficacy data and investigate the duration of immunity of ChimeriVax-JE.

Work is currently being undertaken on process development and scale-up activities to manufacture vaccine for Phase III clinical trials.

ChimeriVax-Dengue

A Phase I trial of one component of our tetravalent ChimeriVax-Dengue vaccine is nearing completion. This randomised, double-blind trial aims to compare the safety and immunogenicity of a serotype 2 vaccine candidate with a yellow fever vaccine control. Results from this trial are expected before the end of this year and will be followed by a Phase I trial of the tetravalent vaccine.

ChimeriVax-West Nile

West Nile virus, which first arrived in the US in the summer of 1999, has continued to spread rapidly throughout the country during this year’s season. A further 13 states have confirmed the presence of the virus so far this year, bringing the total number of states affected to 41. More than 1,450 people have been diagnosed as infected with the mosquito-borne virus and this has resulted in 66 deaths this year.

The vaccine has been developed using the same ChimeriVax technology applied to our JE and dengue projects. Pre-clinical data on ChimeriVax-West Nile will be presented at the world’s premier meeting on infectious diseases and anti-microbial agents, the Interscience Conference on Antimicrobial Agents and Chemotherapy (“ICAAC”), on Friday, 27 September. Manufacture of our vaccine candidate is underway with a view to commencing a Phase I clinical trial early in 2003.

Earlier this year, we reached an agreement with a leading animal health company which gives that company an option for exclusive rights to our West Nile veterinary vaccine.

HolaVax-Typhoid

Process development by Berna Biotech (“Berna”) of our HolaVax-Typhoid vaccine is progressing well. Berna will handle manufacture of this vaccine under our alliance established in March 2001. A bridging trial is planned to begin in the first half of next year to confirm that the vaccine produced by Berna is equally well tolerated and immunonogenic as the candidate used in previous clinical trials.

HolaVax-ETEC

A trial is expected to begin shortly that will test the second of five potential constituent vaccine strains. We anticipate that Phase I testing of each of the potential constituents of a pentavalent vaccine will be completed during the next 18 months. Additionally, a proof-of-principle challenge study of the first candidate strain is to be carried out in parallel with the Phase I trials. This is expected to commence shortly and will test its effectiveness in protecting vaccinated volunteer subjects who will be exposed to wild-type ETEC.

H. pylori

Clinical trials are ongoing of both orally administered and injectable vaccines, with the aim of identifying the optimal vaccine candidate to take into further clinical development.

C. difficile

We have started a plasma donor stimulation trial as part of our project to develop a passive vaccine to treat people infected with Clostridium difficile bacteria. Plasma donors are being vaccinated with our toxoid vaccine, which comprises inactivated forms of the two toxins that are produced by C. difficile bacteria. The antibodies (hyperimmune globulin) generated by these plasma donors are being collected and purified to create a passive vaccine with which sufferers of C. difficile-associated diarrhoea can be treated. Work is almost complete on an exploratory trial to test the potential for the toxoid to be used as an active vaccine for the protection of “at risk” populations.

Manufacturing facility

The reactivation of our manufacturing facility continues on schedule. A proportion of the viral side of the plant has been commissioned and production is already underway in the facility. We expect the bacterial side of the plant to be fully commissioned in the first half of next year. The total costs are now estimated to be in the region of $28m (c. £18m). The slight increase over previous estimates reflects the increased capacity and capability being created at the facility. We expect that most of this will have been spent by the early part of 2003.

Employees

Group headcount has increased to 245 and we anticipate that it will increase to around 270 by the year-end. This is higher than our previous projections principally as a result of accelerating the recruitment of manufacturing personnel in order to meet the timelines on the two smallpox contracts with the CDC, as well as the overall increase in R&D activity across the Group.

Financial review

The financial results for the six months ended 30 June 2002 are presented below.

Trading results

Revenue for the period was £12.9m (2001 – £3.1m) and comprised R&D funding, primarily from the two ongoing smallpox contracts. Activity on the first contract increased this year thereby generating higher revenues as the contract is funded on a cost-plus basis. In the first six months, we began to record revenue from the second contract. We are accounting for the revenue under the ACAM2000 contract on a percentage of cost-to-completion method. (Guidance is given in the “ACAM2000 revenue outlook” section below.)

The Group has begun to classify the costs directly attributable to funded research and vaccine manufacture programmes as cost of sales, rather than as research and development expenditure, as the Directors believe that this classification more appropriately reflects the nature of the arrangements the Group has entered into. This reclassification has been applied to the two smallpox contracts and the financial information for 2001 has been re-presented so that cost classifications are shown on a comparable basis. The impact of the change is to reclassify as cost of sales £1.5m of expenditure previously included within R&D in the six months to June 2001 and £5.1m for the full year ended 31 December 2001. Cost of sales for the six months to 30 June 2002 amounted to £8.7m.

Following this reclassification, expenditure on R&D increased to £8.1m (2001 – £5.1m). There has been an increase in operating costs at our new manufacturing facility and in expenditure on our internally funded projects as we have expanded our R&D infrastructure to cope with the increased number, and advancing stages of development, of products within our pipeline.

Administrative costs, including amortisation of goodwill, increased to £2.1m (2001 – £1.5m), reflecting the increased headcount. Interest receivable in the period decreased to £0.3m (2001 – £0.5m), primarily as a result of lower rates of interest available in the period. Interest payable has increased to £0.6m (2001 – £0.1m), the increase relating primarily to the finance lease facility secured in December 2001 for the re-activation of the Canton manufacturing plant. This facility provides that no interest will need to be paid until 2003 and, as a result, the interest is currently being rolled up into the facility balance. During the period an exchange gain of £0.2m (2001 – loss of £0.3m) was recorded as a result of the movement in the dollar/sterling exchange rate relating to the amounts outstanding under our two US dollar-denominated facilities: for Canton and our Arilvax® programme.

The net loss for the period increased slightly to £6.1m (2001 – £5.5m), primarily as a result of increased operating costs, largely offset by the increase in revenue. As a result of the continued loss-making position of the Group a taxation liability has not yet arisen, however profitability is anticipated in the second half of 2002, which could give rise to a taxation liability for that period.

Capital expenditure

Capital expenditure for the six months increased significantly, with additions of £4.5m (2001 – £0.9m) being recorded. The majority of expenditure related to the investment being made to reactivate our manufacturing facility. We anticipate that expenditure will continue at a similar level during the second half of the year as the process to complete the reactivation nears conclusion.

Balance sheet highlights

i)	Cash

Cash at bank and in hand at 30 June 2002 amounted to £28.2m (30 June 2001 – £19.7m, 31 December 2001 – £22.2m). The Group received £7.0m from Baxter International Inc. in June 2002 in respect of the third instalment of its equity subscription, increasing Baxter’s shareholding in Acambis to 17%. Excluding this subscription, the cash utilisation for the period reduced to £1.0m (2001 – £4.9m) due to the funding being received from the second smallpox contract with the CDC.

ii)	Stock/creditors

Stock increased to £35.8m at 30 June 2002 (2001 – £nil). This represented bulk vaccine received from Baxter for use in the second CDC contract, together with needles for use in the final vaccine kits to be supplied to the CDC. Under the terms of the sub-contract with Baxter, payment for the bulk vaccine will take place at the time of delivery of the final vaccine kits to the CDC. This has resulted in a substantial increase in trade creditors to £36.3m (2001 – £1.8m). The levels of both stock and creditors will reduce as delivery of vaccine occurs.

iii)	Creditors: amounts falling due within one year – deferred income

Our adopted method for recognising revenue for the second contract with the CDC has resulted in a significant difference between income received and reported revenue. At 30 June 2002, the group had invoiced the CDC approximately £27m under the contract, yet only approximately £7m had been recorded as revenue. The difference of around £20m has been included in deferred income.

iv)	Lease financing and overdraft facilities

In December 2001, we secured a five-year lease-financing facility, through Baxter, relating to our manufacturing plant. At 30 June 2002, the balance on this US dollar-denominated facility was £14.2m (2001 – £nil). During the first half of the year, given our stable cash position we did not make any further drawdowns from this facility (balance at December 2001 – £14.3m). We will continue to review this position during the remainder of the year. Although unpaid interest has accrued on the facility, this increase was offset by the sterling translation of this US dollar denominated facility. The balance on the Arilvax® overdraft facility at 30 June 2002 was £4.6m (2001 – £5.0m), the change being as a direct result of the sterling translation of this US dollar-denominated facility. Net funds of the Group at 30 June 2002 increased to £9.4m (31 December 2001 – £3.1m).

ACAM2000 revenue outlook

The total value of the ACAM2000 contract with the CDC is around $428m. We anticipate that successful completion of deliveries of 155 million doses of ACAM2000 vaccine and the ongoing funding of the related R&D activities will result in profitability for the Group. The levels of revenue, profitability and cash flow in each period will be significantly affected by the timing of deliveries of the final vaccine product to CDC and by the timing and size of the clinical trials required to obtain FDA approval.

We are accounting for revenue under the ACAM2000 contract on a percentage of cost-to-completion method. Under this method, the amount of revenue recorded in each period is calculated with reference to the costs incurred in that period. Since the amount of income we will receive from this contract is fixed, we have endeavoured to estimate our costs for the ACAM2000 contract on a prudent basis. Over the last several months, we have continued to review the expected total costs to complete all of our obligations under this contract and, in particular, the timing of those costs. We have concluded that the total expected costs remain broadly unchanged, but that the recording of costs could now be over a longer period.

Our obligations include the delivery of 155 million doses of vaccine and the obtaining of FDA approval for our ACAM2000 vaccine. Although we anticipate completing the delivery of vaccine doses over the next few months, the work required to obtain FDA approval could last through to early 2005. Our internal forecasts therefore now assume that costs will continue to be incurred over that whole period. Since we are recording revenue in line with costs incurred, we expect that approximately $350m of the total contract revenue will be recorded in 2002 and 2003, with the balance being recorded in 2004 and, potentially, 2005. Of this $350m, between $100m and $140m is anticipated to be recorded in 2002. The distribution of revenue between 2002 and 2003 could vary significantly due to the high number and value of doses of vaccine to be delivered around our 31 December accounting year-end.

Most importantly, since our total costs are expected to remain broadly unchanged over the life of the contract, our overall expected profit margins remain unchanged from previous guidance. Since the level of recorded revenue correlates directly with cost incurred, the reported percentage margins are expected to be constant over each period.

The recent strengthening of the pound versus the US dollar means that the revenue and profits reported in pounds could be lower than previously anticipated, given that all of our contract costs and revenues are denominated in US dollars.

We still expect to collect nearly all of the $428m of ACAM2000 contract income by the end of 2003. However, as noted above, contract costs and revenue are expected to continue to be recorded through 2004 and early 2005. This gives rise to a “deferred income” line item on the balance sheet, which represents the difference between recorded revenue and income actually received and which would reduce as we move towards completion of our contractual obligations.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 17 September 2002.

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates. This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Interim results for the six months ended 30 June 2002

Group profit and loss account

	Six months	Six months	Year
	ended	ended	ended
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Turnover	12,921	3,055	8,914
Cost of sales (note 2)	(8,668)	(1,474)	(5,063)

Gross profit	4,253	1,581	3,851
Research and development costs (note 2)	(8,129)	(5,065)	(12,594)
Administrative costs (including amortisation of goodwill)	(2,059)	(1,460)	(3,499)

Operating loss	(5,935)	(4,944)	(12,242)
Share of loss of joint venture	(123)	(238)	(410)

Total operating loss before exceptional items (Group and joint venture)	(6,058)	(5,182)	(12,652)
Exceptional items:
Amounts written off fixed asset investment	—	(423)	(423)

Loss on ordinary activities before finance charges	(6,058)	(5,605)	(13,075)

Interest receivable	335	505	857
Interest payable and similar charges	(643)	(136)	(214)
Exchange gain/(loss) on foreign currency borrowings	224	(293)	(126)

Loss on ordinary activities before taxation	(6,142)	(5,529)	(12,558)

Taxation	—	—	131

Loss on ordinary activities after taxation (being retained loss for period)	(6,142)	(5,529)	(12,427)

Loss per ordinary share (basic and fully diluted, note 3)	(6.5)p	(6.2)p	(13.7)p

Group statement of total recognised gains and losses

	Six months	Six months	Year
	ended	ended	ended
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Loss for the period	(6,142)	(5,529)	(12,427)
Gain/(loss) on foreign currency translation	1,493	(1,007)	(314)

Total recognised gains and losses for the period	(4,649)	(6,536)	(12,741)

Interim results for the six months ended 30 June 2002

Group balance sheet

	As at	As at	As at
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Fixed assets
Goodwill	14,244	15,448	14,845
Tangible assets	17,288	4,676	12,255
Investment in joint ventures:
– share of assets	—	—	915
– share of liabilities	—	—	(848)

	—	—	67
Other investments	1,640	1,832	1,640

	33,172	21,956	28,807

Current assets
Stock	35,834	—	—
Debtors: amounts receivable within one year	11,071	2,865	7,542
Debtors: amounts receivable after one year	6,371	6,860	6,235
Cash and liquid resources	28,239	19,710	22,213

	81,515	29,435	35,990

Creditors: amounts falling due within one year	(64,806)	(11,305)	(16,603)

Net current assets	16,709	18,130	19,387

Total assets less current liabilities	49,881	40,086	48,194

Creditors: amounts falling due after one year	(19,777)	(6,860)	(20,534)

Provisions for liabilities and charges
Investment in joint ventures:
– share of assets	990	833	—
– share of liabilities	(1,046)	(883)	—

	(56)	(50)	—

Net assets	30,048	33,176	27,660

Capital and reserves
Called-up share capital	9,813	9,232	9,308
Share premium account	87,130	79,985	80,598
Profit and loss account	(66,895)	(56,041)	(62,246)

Shareholders’ funds — all equity	30,048	33,176	27,660

Reconciliation of movements in Group shareholders’ funds

	Six months	Six months	Year
	ended	ended	ended
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Retained loss for the period	(6,142)	(5,529)	(12,427)
Gain/(loss) on foreign currency exchange	1,493	(1,007)	(314)
New share capital subscribed	7,037	3,573	4,262

Net increase/(decrease) in shareholders’ funds	2,388	(2,963)	(8,479)
Opening shareholders’ funds	27,660	36,139	36,139

Closing shareholders’ funds	30,048	33,176	27,660

Interim results for the six months ended 30 June 2002

Group cash flow statement

	Six months	Six months	Year
	ended	ended	ended
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Net cash in/(out) flow from operating activities	3,824	(4,585)	(7,959)

Returns on investments and servicing of finance
Interest received	335	815	1,219
Interest paid	(46)	(84)	(224)

	289	731	995

Capital expenditure and financial investment
Purchase of tangible fixed assets	(4,526)	(925)	(8,427)
Funds advanced to joint venture	—	(238)	(520)

	(4,526)	(1,163)	(8,947)

Cash outflow before management of liquid resources and financing	(413)	(5,017)	(15,911)

Management of liquid resources	10	2,355	19,834

Financing
Net proceeds from issue of new shares:
– Baxter subscription	6,954	3,477	3,477
– Other	83	96	785
Capital element of finance lease payments	—	(13)	(13)
Proceeds from new finance lease commitment	—	—	12,738

	7,037	3,560	16,987

Increase in cash for the period	6,634	898	20,910

Analysis of net funds

			Non-cash
	1 January	Cash	movements	Exchange	30 June
	2002	flow	(note 4)	movement	2002
	£’000	£’000	£’000	£’000	£’000

Cash	22,093	6,634	—	(598)	28,129
Liquid resources	120	(10)	—	—	110
Overdraft facility	(4,810)	—	—	222	(4,588)
Finance leases	(14,299)	—	(596)	690	(14,205)

Net funds	3,104	6,624	(596)	314	9,446

Interim results for the six months ended 30 June 2002

Reconciliation of operating loss to net cash in/(out) flow from operating activities

	Six months	Six months	Year
	ended	ended	ended
	30 June 2002	30 June 2001	31 Dec 2001
	(unaudited)	(unaudited)	(audited)
	£’000	£’000	£’000

Operating loss	(5,935)	(4,944)	(12,242)
Depreciation and amortisation	1,042	1,024	1,942
(Increase)/decrease in debtors	(4,488)	548	(3,685)
Increase/(decrease) in creditors	49,313	(1,326)	5,685
Increase in stock	(37,622)	–	–
Other	1,514	113	341

Net cash in/(out) flow from operating activities	3,824	(4,585)	(7,959)

Notes

1.	Basis of preparation

The financial information for the six months ended 30 June 2002 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2001. The financial information for the six months ended 30 June 2001 is also unaudited. The financial information relating to the year ended 31 December 2001 does not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2001 on 15 April 2002.

2.	Cost of sales

The Group has begun to classify the costs directly attributable to funded research and vaccine manufacture programmes as cost of sales, rather than as research and development expenditure, as the Directors believe that this classification more appropriately reflects the nature of the arrangements the Group has entered into. This reclassification has been applied to the two smallpox contracts and the financial information for 2001 has been re-presented so that cost classifications are shown on a comparable basis.

3.	Loss per ordinary share

The loss per ordinary share on the Group loss for the six months ended 30 June 2002 is based on a Group loss of £6.1 million (June 2001 – £5.5 million; December 2001 – £12.4 million) and has been calculated on the weighted average of 93,805,295 (June 2001 – 89,390,729; December 2001 – 91,027,463) ordinary shares in issue and ranking for dividend during the period.

4.	Non-cash movements

In December 2001 the Group entered into a lease-financing arrangement with Baxter in respect of our manufacturing facility. During the six-month period to 30 June 2002 interest payable on the finance lease was charged to the Group profit and loss account with the corresponding amount increasing the lease finance obligation. Under the terms of the arrangement no repayments are due to Baxter during the first year.

Independent review report to Acambis plc

Introduction

We have been instructed by the company to review the financial information which comprises the Group profit and loss account, the Group statement of total recognised gains and losses, the Group balance sheet, the reconciliation of movements in Group shareholders’ funds, the Group cash flow statement, the analysis of net funds, the reconciliation of operating loss to net cash flow from operating activities and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the Acambis plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
Cambridge
17 September 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 September 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications